April 27, 2018

Lisa N. Larkin

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Crescent Capital BDC, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 814-01117

Dear Ms. Larkin:

We are writing in response to your comments provided telephonically on April 27, 2018 with respect to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on behalf of Crescent Capital BDC, Inc. (the “Corporation”) on March 29, 2018. The Corporation has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement. These changes will be reflected in an upcoming Definitive Schedule 14A filing.

On behalf of the Corporation, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 14A.

Proposal 3

Comment 1.    Please further explain the proposed change to the Base Management Fee through amendment of the Fee Waiver Agreement.

Response 1.    The Corporation has entered into an Investment Advisory Agreement with the Advisor pursuant to which the Base Management Fee is calculated at a rate of 1.50% per annum on the gross assets of the Corporation (excluding cash). However, the Advisor and the Corporation also entered into a separate Fee Waiver Agreement pursuant to which the Advisor agreed to waive a portion of the Base Management Fee during certain periods. The Fee Waiver Agreement can be amended or terminated at any time with the consent of the Advisor and the Board of the Corporation. Both the existence of the Fee Waiver Agreement and the fact that it could be amended at any time with the approval of the Board was disclosed to investors in the Corporation’s Form 10 and in the Corporation’s private offering documents. A copy of the form of Fee Waiver Agreement was also filed on EDGAR as an exhibit to the Corporation’s Form 10.

April 27, 2018 Page 2

If approved by the requisite percentage of stockholders, the terms of Proposal 3 and Proposal 4 would each require an amendment to the Fee Waiver Agreement. The Board and the Advisor have agreed to amend the Fee Waiver Agreement conditioned on the approval of Proposal 3 and/or Proposal 4, as applicable. The disclosure in Proposal 3 and Proposal 4 has been modified to explicitly state that the Fee Waiver Agreement will be amended if the applicable Proposal is approved. It is our view that the proposed amendments to the Fee Waiver Agreement as a result of the approval of Proposals 3 and/or Proposal 4 (i) have been adequately disclosed to stockholders in the revised Proxy Statement and (ii) are permissible amendments under the terms of the Fee Waiver Agreement.

A copy of the changes made to Proposal 3 and Proposal 4 is included with this submission.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz